# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AeroVironment Inc, CIK 0001368622
CUSIP: 008073108
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 241 18th Street South, Suite 650, Arlington, Virginia (VA), 22202
Date of event which requires filing of this statement: 05/01/2025
Filed by CIK 0002066762
Persons authorized to receive notices and communications: Brian Foist, Arlington Capital Partners, 4747 Bethesda Ave., Suite 500, Bethesda, Maryland (MD), 20814, 202-337-7500

## Reporting persons
- Altitude V Holdings, LLC (CIK 0002066762): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,728,262; shared voting power 0; sole dispositive power 6,728,262; shared dispositive power 0; aggregate amount beneficially owned 6,728,262 (14.7% of the class)
- Altitude VI Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 5,307,628; shared voting power 0; sole dispositive power 5,307,628; shared dispositive power 0; aggregate amount beneficially owned 5,307,628 (11.6% of the class)
- Arlington Capital Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 6,728,262; shared voting power 0; sole dispositive power 6,728,262; shared dispositive power 0; aggregate amount beneficially owned 6,728,262 (14.7% of the class)
- Arlington Capital Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,307,628; shared voting power 0; sole dispositive power 5,307,628; shared dispositive power 0; aggregate amount beneficially owned 5,307,628 (11.6% of the class)
- Arlington Management V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 6,728,262; shared voting power 0; sole dispositive power 6,728,262; shared dispositive power 0; aggregate amount beneficially owned 6,728,262 (14.7% of the class)
- Arlington Management VI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,307,628; shared voting power 0; sole dispositive power 5,307,628; shared dispositive power 0; aggregate amount beneficially owned 5,307,628 (11.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: AeroVironment Inc
Address of issuer's principal executive offices: 241 18th Street South, Suite 650, Arlington, Virginia (VA), 22202

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by the following persons (each a "Reporting Person"):

i. Altitude V Holdings, LLC ("Altitude V").
ii. Altitude VI Holdings, LLC ("Altitude VI").
iii. Arlington Capital Partners V, L.P. ("ACP V"), the sole member of Altitude V.
iv. Arlington Capital Partners VI, L.P. ("ACP VI"), the sole member of Altitude VI.
v. Arlington Management V, L.L.C. ("Arlington Management V"), the sole managing member of the general partner of ACP V.
vi. Arlington Management VI, L.L.C. ("Arlington Management VI"), the sole managing member of the general partner of ACP VI.
Residence or business address: The principal business address of each Reporting Person is 4747 Bethesda Ave., Suite 500, Bethesda, MD 20814.
Present principal occupation or employment: The principal business of each Reporting Person is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is incorporated under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 1, 2025 (the "Closing Date"), AeroVironment, Inc. (the "Issuer" or the "Company") completed the previously announced acquisition of BlueHalo Financing TopCo, LLC ("BlueHalo") contemplated by that certain Agreement and Plan of Merger, dated as of November 18, 2024 (the "Merger Agreement") by and among the Company, Archangel Merger Sub LLC ("Merger Sub"), BlueHalo, and BlueHalo Holdings Parent, LLC ("Seller"), pursuant to which Merger Sub merged with and into BlueHalo, with BlueHalo continuing as a wholly owned subsidiary of the Company and the surviving company of the merger (the "Merger" and together with the other transactions contemplated by the Merger Agreement, the "Transactions").

Under the terms of the Merger Agreement, all of the equity interests of BlueHalo issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than equity interests of BlueHalo held by BlueHalo, Merger Sub or the Company or any of their subsidiaries immediately prior to the Effective Time, which were canceled and extinguished without any conversion thereof) were converted into the right to receive 17,425,849 shares (the "Transaction Consideration") of the Company's common stock, par value $0.0001 per share ("Common Stock").

Pursuant to the Merger, the Company issued all of the Transaction Consideration to Seller as the sole member of BlueHalo, and immediately thereafter Seller consummated the complete liquidation of Seller (the "Seller Liquidation") and distributed all of the Transaction Consideration to the equity holders of Seller (the "Seller Distribution"), including an aggregate of 12,035,890 shares (the "Shares") of Common Stock to BlueHalo ACP Holdings, L.P. ("BlueHalo ACP"). On the same date, BlueHalo ACP distributed all of the shares it received in the Seller Distribution to its limited partners, consisting of 6,728,262 shares of Common Stock distributed to Altitude V and 5,307,628 distributed to Altitude VI.

The issuance of shares of Common Stock to the former equity holders of Seller was registered with the SEC on a Registration Statement on Form S-4 (Reg. No. 333-284651).

The foregoing description of the Merger Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired their shares of Common Stock as an investment in the ordinary course of business.

Immediately following the Effective Time, David Wodlinger, a Managing Partner at Arlington Capital Partners and a managing member of Arlington Management VI, and Henry Albers, a Principal at Arlington Capital Partners, were each appointed to serve on the board of directors of the Issuer.

The Reporting Persons, either directly or indirectly through Messrs. Wodlinger and Albers, may engage in discussions from time to time with the Issuer's board of directors, the Issuer's management or the Issuer's other stockholders. These discussions may be with respect to (i) acquiring or disposing of the Shares or other securities of the Issuer; (ii) maintaining or changing the Issuer's business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional securities through open market transactions, privately negotiated transactions or other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of the Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Messrs. Wodlinger and Albers in their fiduciary capacity as directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 45,644,691 shares outstanding following closing of the Merger, which includes 28,218,842 shares of Common Stock outstanding as of February 28, 2025 as reported by the Issuer in its Form 10-Q for the quarter ended January 25, 2025 as filed with the SEC on March 5, 2025 and the 17,425,849 shares issued on May 1, 2025 as Transaction Consideration.

Altitude V is the direct beneficial owner of 6,728,262 shares of Common Stock, representing approximately 14.7% of the outstanding shares of Common Stock. Each of ACP V, as the sole member of Altitude V, and Arlington Management V, as the sole managing member of the general partner of ACP V, may be deemed to beneficially own the shares of Common Stock held by Altitude V.

Altitude VI is the direct beneficial owner of 5,307,628 shares of Common Stock, representing approximately 11.6% of the outstanding shares of Common Stock. Each of ACP VI, as the sole member of Altitude VI, and Arlington Management VI, as the sole managing member of the general partner of ACP VI, may be deemed to beneficially own the shares of Common Stock held by Altitude VI.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Altitude V, ACP V and Arlington Management V may be deemed to have sole power to direct the vote and disposition of 6,728,262 shares of Common Stock held directly by Altitude V.

Each of Altitude VI, ACP VI and Arlington Management VI may be deemed to have sole power to direct the vote and disposition of 5,307,628 shares of Common Stock held directly by Altitude VI.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the shares of Common Stock beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 3 and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 3 is incorporated herein by reference.

Joinder and Lock-Up Agreements

Pursuant to the terms of the Merger Agreement, Seller, certain members of Seller, including Altitude V and Altitude VI, entered into joinder and lock-up agreements (the "Joinder and Lock-Up Agreements") pursuant to which, among other matters, such parties agreed to be bound by certain lock-up restrictions on the transfer of such shares of Common Stock. Of such shares, 40% will be released on May 1, 2026, 30% will be released on November 1, 2026, and the remaining shares will be released on May 1, 2027 (the "BlueHalo Lock-Up Period"). During the BlueHalo Lock-Up Period, transfers are permitted under specific conditions, including gifts, estate planning, transfers to trusts or affiliates, pledges as collateral, and certain legal or corporate transactions, provided the transferee agrees to adhere to the terms of the Joinder and Lock-Up Agreements. The Joinder and Lock-Up Agreements will terminate upon the earlier of (i) the end of the BlueHalo Lock-Up Period or (ii) mutual written agreement of the parties.

Shareholder's Agreement

Concurrently with the execution and delivery of the Merger Agreement, ACP V and ACP VI entered into a shareholder's agreement (the "Shareholder's Agreement") with the Company, which was subsequently assigned to Altitude V and Altitude VI (the "Sponsor Members"), pursuant to which the Sponsor Members, among other things, agreed to abide by customary standstill covenants, obligations to vote consistent with the recommendation of the board of directors of the Company, and customary employee non-solicit restrictions with respect to the employees of the Company and its subsidiaries (including BlueHalo and its subsidiaries after the closing). The Company has, among other things, agreed to provide the Sponsor Members with certain board designation rights and customary registration rights, including customary demand and piggyback rights. The Sponsor Members will have such designation rights to designate two directors until they and their affiliates cease to collectively hold and own, directly or indirectly, at least 20% of the issued and outstanding Common Stock, and the Sponsor Members will have such designation rights to designate one director until they and their affiliates cease to collectively hold and own, directly or indirectly, at least 15% but less than 20% of the issued and outstanding Common Stock.

Following the closing of the Merger, the board of directors of the Company consists of ten members, two of whom were designated by the Sponsor Members. The initial Sponsor Member designees were Messrs. Wodlinger and Albers.

The foregoing descriptions of the Joinder and Lock-Up Agreements and Shareholder's Agreement contained herein do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibits 99.3 and 99.4, respectively, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement (filed herewith).
Exhibit 99.2: Merger Agreement (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on November 19, 2024).
Exhibit 99.3: Form of Joinder and Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on November 19, 2024).
Exhibit 99.4: Shareholder's Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on November 19, 2024).

## Signatures
- Altitude V Holdings, LLC: /s/ Michael Lustbader, Michael Lustbader, Managing Principal of Manager of General Partner of Sole Member (05/08/2025)
- Altitude VI Holdings, LLC: /s/ David Wodlinger, David Wodlinger, Managing Principal of Manager of General Partner of Sole Member (05/08/2025)
- Arlington Capital Partners V, L.P.: /s/ Michael Lustbader, Michael Lustbader, Managing Principal of Manager of General Partner (05/08/2025)
- Arlington Capital Partners VI, L.P.: /s/ David Wodlinger, David Wodlinger, Managing Principal of Manager of General Partner (05/08/2025)
- Arlington Management V, L.L.C.: /s/ Michael Lustbader, Michael Lustbader, Managing Principal (05/08/2025)
- Arlington Management VI, L.L.C.: /s/ David Wodlinger, David Wodlinger, Managing Principal (05/08/2025)